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SECURIT 03013041 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~121192~~

8-65390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quantum Leap Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18191 Von Karman Avenue, Suite 420
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

RECEIVED FEB 28 2003 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney Hagenbuch (213) 683-4560
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name — *if individual, state last, first, middle name*)

5464 Yarmouth Ave. # 59 (Address) Encino, (City) CA (State) 91316 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, Rodney Hagenbuch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Leap Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

MANAGING MEMBER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTUM LEAP SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2002

QUANTUM LEAP SECURITIES, LLC

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT

Board of Members
Quantum Leap Securities, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Quantum Leap Securities, LLC as of December 31, 2002 and the related statements of income, changes in members' equity, and cash flows for the seven months since inception to the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Quantum Leap Securities, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Brian W. Anson
Certified Public Accountant
Encino, California
February 5, 2003

QUANTUM LEAP SECURITIES, LLC

Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$20,000
Total assets	20,000

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$4,676
Total liabilities	4,676

MEMBERS' EQUITY

Members' equity	15,324
Total liabilities and members' equity	$20,000

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Statement of Income
For the period
May 28, 2002-December 31, 2002

REVENUE:		
	Fees	$0
	Total income	0
EXPENSES:		
	Professional fees	5,890
	Total expenses	5,890
LOSS BEFORE INCOME TAXES		(5,890)
INCOME TAX PROVISION (Note 2)		
	State taxes	876
	Total income tax provision	876
NET LOSS		($6,766)

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Statement of Members' Equity
May 28, 2002 – December 31, 2002

Beginning balance May 28, 2002	$0		$0
Capital contributions	22,090		22,090
Net loss		(6,766)	(6,766)
Ending balance December 31, 2002	$22,090	($6,766)	$15,324

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Statement of Cash Flows
For the period May 28, 2002 - December 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	($6,766)
Increase (decrease) in:	
Accrued expenses	4,676
Total adjustments	4,676
Net cash used by operations	(2,090)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributed	22,090
Net cash provided from financing activities	22,090
NET INCREASE (DECREASE) IN CASH	20,000
Cash - beginning of period	0
Cash - end of period	$20,000

Supplemental disclosure of cash flow information

Cash paid during the year for

Interest	$0
Income taxes and state LLC fee	$876

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Quantum Leap Securities, LLC (the "Company") was formed in California on May 28, 2002 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a Limited Liability Company, wholly owned by a parent company (Quantum Leap Institute, LLC.). Rodney Hagenbuch and Richard J. Capalbo own the parent company.

The firm operates on a limited disclosed basis with no clearing firm requirements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

The firm's fee income is recognized upon consummation of contracts.

Expense Sharing:

The firm entered into an expense sharing agreement where incremental overhead is shared between the firm in its development stage and the firm's officers. The agreement allows for a non- recourse provision where the firm is not liable for such incremental expenses.

Going Concern:

The firm is a development stage company and has not earned any revenue to support its direct expenses. The viability of the firm is a function of the members' capital and future capital contribution.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2002.

QUANTUM LEAP SECURITIES, LLC

Notes to Financial Statements
December 31, 2002

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2002 the company had a net capital of $15,324 which is $10,324 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness to net capital was 0.31 which is less than the 8 to 1 maximum ratio of a broker dealer, in its first twelve months of operation.

QUANTUM LEAP SECURITIES, LLC

Statement of Net Capital
Schedule I
December 31, 2002

	Focus 12/31/02	Audit 12/31/02	Change
Members' equity, December 31, 2002	$15,324	$15,324	0
Subtract - Non allowable assets:	0	0	0
Tentative net capital	15,324	15,324	0
Haircuts:	0	0	0
NET CAPITAL	15,324	15,324	0
Minimum net capital	5,000	5,000	0
Excess net capital	$10,324	$10,324	$0
Aggregate indebtedness			
Accrued expenses	4,676	4,676	0
Ratio of aggregate indebtedness to net capital	0.31%	0.31%	

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Quantum Leap Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Quantum Leap Securities, LLC for the seven months since inception to the year then ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Quantum Leap Securities, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 5, 2003